UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     For the period ended September 30, 2001


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F         |X|     Form 40-F           |_|

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes     |_|               No       |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )


                           MILLENIUM SEACARRIERS, INC.

      REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001


                                      INDEX


PART I                                                                                                PAGE
                                                                                                      ----
Item 1.  Financial
         Information.....................................................................................1
                  Consolidated Balance Sheets as of September 30, 2001(Unaudited)
                           and December 31, 2000.........................................................1
                  Unaudited Consolidated Statements of Operations
                           for the nine-month period ended September 30, 2001and 2000 and the three-month period ended September 30, 2001and 2000 ..................2
                  Unaudited Consolidated Statements of Cash Flows
                           for the nine-month period ended September 30, 2001 and 2000 ..................3
                  Notes to Consolidated Financial Statements.............................................4

Item 2.           Management's Discussion and Analysis of Financial Condition and
                           Results of Operations for the three-month and nine-month period
                           Ended September 30, 2001......................................................8

PART II           Other Information

Item 1.  Legal Proceedings..............................................................................12
Item 2.  Changes in Securities..........................................................................13
Item 3.  Defaults Upon Senior Securities................................................................13
Item 4.  Submission of Matters to a Vote of Security Holders............................................13
Item 5.  Other Information..............................................................................13
Item 6.  Exhibits and Reports on Form 6-K...............................................................13
Signature...............................................................................................13


                                     PART I
ITEM 1. FINANCIAL INFORMATION
-----------------------------

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                             SEPTEMBER 30,           DECEMBER 31,
ASSETS                                                                            2001                   2000
------
                                                                              (UNAUDITED)
CURRENT ASSETS
Cash and cash equivalents                                                $           298,003    $         1,616,528
Restricted cash                                                                    6,081,720              3,400,167
                                                                            ------------------      ------------------
                                                                                   6,379,723              5,016,695
Receivables :
   Voyages                                                                           749,571                880,637
   Claims and other                                                                2,359,043                715,447
Inventories and prepaid expenses                                                     815,135              2,093,513

Deposit for puchase of vessel                                                        420,000                      -
                                                                            ------------------      ------------------
          TOTAL CURRENT ASSETS                                                    10,723,472              8,706,292
                                                                            ------------------      ------------------

FIXED ASSETS
Vessels, net of accumulated depreciation of $11,700,930 and                       69,517,404             84,537,841
$11,992,543 at September 30, 2001 and December 31, 2000, respectively

Other, net of accumulated depreciation                                                87,622                139,455
                                                                            ------------------      ------------------
          TOTAL FIXED ASSETS                                                      69,605,026             84,677,296

Other assets                                                                       4,750,333              4,690,076
                                                                            ------------------      ------------------

TOTAL ASSETS                                                             $        85,078,831    $        98,073,664
                                                                            ==================      ==================

LIABILITIES AND SHAREHOLDER'S CAPITAL DEFICIENCY

CURRENT LIABILITIES

Trade accounts payable                                                   $         7,784,548    $         6,747,400
Accrued liabilities                                                                7,570,677              7,774,189
Charter revenue received in advance                                                  477,200                799,003
                                                                            ------------------      ------------------
          TOTAL CURRENT LIABILITIES                                               15,832,425             15,320,592
Notes                                                                             97,041,633             96,597,348
                                                                            ------------------      ------------------
          TOTAL LIABILITIES                                                      112,874,058            111,917,940
                                                                            ------------------      ------------------

Commitments and contingencies                                                              -                      -

SHAREHOLDER'S CAPITAL DEFICIENCY
Common stock and paid in capital                                                  22,900,000             22,900,000
Warrants                                                                           1,200,000              1,200,000
Accumulated deficit                                                             (51,895,227)           (37,944,276)
                                                                            ------------------      ------------------
          TOTAL SHAREHOLDER'S CAPITAL DEFICIENCY                                (27,795,227)           (13,844,276)
                                                                            ------------------      ------------------
TOTAL LIABILITIES AND SHAREHOLDER'S CAPITAL DEFICIENCY                   $        85,078,831    $        98,073,664
                                                                            ==================      ==================

    The accompanying notes are an integral part of these financial statements


                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                      THREE-MONTH       THREE-MONTH       NINE-MONTH       NINE-MONTH
                                                      PERIOD ENDED     PERIOD ENDED       PERIOD ENDED    PERIOD ENDED
                                                     SEPTEMBER 30,     SEPTEMBER 30,   SEPTEMBER 30, 2001 SEPTEMBER 30,
                                                          2001             2000                               2000

REVENUE
Freight and hire from voyages                     $        9,469,658       10,744,397        31,882,747       31,331,823
Voyage expenses                                          (1,648,765)      (1,244,160)       (4,828,370)      (3,828,632)
Commissions                                                (299,833)        (414,456)       (1,077,867)      (1,165,512)
                                                    -----------------------------------------------------------------------
          NET REVENUE                                      7,521,060        9,085,781        25,976,510       26,337,679
                                                    -----------------------------------------------------------------------

EXPENSES
Vessel operating expenses                                  4,310,353        4,891,069        14,133,121       14,263,159
Management fees                                            1,198,547        1,284,833         3,772,825        3,959,430
General and administrative                                   177,096        1,028,518           927,645        1,613,149
Depreciation and amortization                              1,598,024        1,632,271         4,623,270        4,820,158
Loss on sale of vessel                                     5,373,284          253,037         6,740,708          253.037
                                                    -----------------------------------------------------------------------
                                                          12,657,304        9,089,728        30,197,569       24,908,933

                                                    -----------------------------------------------------------------------
      OPERATING INCOME                                   (5,136,244)          (3,947)       (4,221,059)        1,428,746
                                                    -----------------------------------------------------------------------

OTHER INCOME / (EXPENSE)
Interest expense                                         (3,254,521)      (3,223,812)       (9,732,878)      (9,643,208)
Other income (expense)                                         6,857           23,219             2,986          104,878
                                                    -----------------------------------------------------------------------
                                                         (3,247,664)      (3,200,593)       (9,729,892)      (9,538,330)
                                                    -----------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                                 (8,383,908)      (3,204,540)      (13,950,951)      (8,109,584)
INCOME TAX PROVISION                                               -                -                 -                -
                                                    -----------------------------------------------------------------------
NET LOSS                                          $      (8,383,908)      (3,204,540)      (13,950,951)      (8,109,584)
                                                    =======================================================================



    The accompanying notes are an integral part of these financial statements


                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                           NINE-MONTH             NINE-MONTH
                                                                          PERIOD ENDED           PERIOD ENDED
                                                                          SEPTEMBER 30,          SEPTEMBER 30,
                                                                              2001                   2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                $    (13,950,951)   $         (8,109,584)

Adjustments to reconcile loss to net cash used in operating activities:
   Loss on sale of vessel                                                       6,740,708                 253,037
   Depreciation and amortization                                                4,623,270               4,820,158
   Amortization of bond discount and deferred financing costs                     954,388                 901,728
Changes in operating assets and liabilities
   Decrease/(increase) in Receivables                                             600,470               (248,947)
   Decrease/(increase) in Inventories and prepaid expenses                      1,278,378                   (577)
   Increase /(decrease) in Trade accounts payable                                 632,178               (172,299)
   Decrease in Accrued liabilities                                                                    (2,811,577)
                                                                            (363,446)
   Cash paid for deferred dry-docking and special survey                      (1,933,527)             (1,303,409)
   (Decrease)/increase in Charter revenue received in advance                   (321,803)                 532,752
                                                                        -------------------    --------------------
NET CASH USED IN OPERATING ACTIVITIES                                         (1,740,335)             (6,138,718)
                                                                        -------------------    --------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels                                                          (12,685,066)                       -
Deposit for purchase of vessel                                                  (420,000)                       -
Additions to Escrow account and restricted cash                               (2,681,553)             (2,914,148)
Additions to vessels                                                            (261,206)                       -
Proceeds from sale of vessels                                                  16,469,635               2,826,803
Purchase of other fixed assets                                                          -                (40,821)
                                                                        -------------------    --------------------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES                               421,810               (128,166)
                                                                        -------------------    --------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                         (1,318,525)             (6,266,884)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                1,616,528               6,903,645
                                                                        -------------------    --------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $         298,003   $             636,761
                                                                        ===================    ====================

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid                                                        $         11,686,680   $          11,641,080

Supplemental schedule of non-cash financing  activities :
Notes payable for purchase of vessel                                 $            159,934                       -
Notes receivable for sale of vessels                                          (2,113,000)                       -



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc. ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of September 30, 2001, the Company's fleet consisted of 18 vessels.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc., ("MMI"), and the sub-management of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

The Company has an accumulated deficit of approximately $51.9 million and a shareholder's deficit of approximately $27.8 million as of September 30, 2001. The Company has developed and is in the process of implementing a plan that includes the strategic sale of certain of its younger vessels, the proceeds from which will be used to purchase older vessels. Management believes it can operate the vessels acquired profitably over their remaining useful lives, enabling the Company to generate cash flows from its operations. In addition, the Company is in the process of negotiating a $7 million line of credit. Based on these facts and circumstances, management believes that the Company will have the financial resources to meet its obligations as they come due.

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated interim financial statements of the Company are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. For a description of significant accounting policies, see the Notes to the consolidated financial statements in the 2000 annual report on Form 20-F.


2.  ACCRUED LIABILITIES

Accrued liabilities primarily consist of accrued payroll, accrued interest and other accrued expenses. These liabilities at September 30, 2001 were, $1,801,090, $2,442,650 and $3,167,003 respectively, and at December 31, 2000 were $1,459,498, $5,350,840 and $963,851, respectively. Accrued liabilities at September 30, 2001 also includes notes payable of $ 159,934 due towards the purchase price of the Millenium Scorpio and Millenium Baltic.


3.  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In addition, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company does not believe that the adoption of SFAS 141 or 142 will have a significant impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and associated asset retirement cost. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements. In August 2001, the FASB issued SFAF No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company is in the process of evaluating the impact of SFAS No.144. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.


4.  FIXED ASSETS

Fixed assets consists of the Company's fleet of dry bulk carriers and other assets. During the nine month period ended September 30, 2001, the Company sold seven vessels for an aggregate price of $ 18.6 million, including Notes Receivable of $2.1 million. Net cash proceeds are placed in the Collateral account (formerly Escrow). During the period, the Company also purchased four vessels for a gross purchase price of $12.8 million which was partly paid for out of cash in Collateral and by notes payable of $159,934. In the same period, the Company also placed a 10% deposit of $420,000 on a vessel to be acquired. Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, capital improvements, direct delivery and acquisition expenses.


5.  LONG-TERM DEBT


LONG TERM DEBT IS AS FOLLOWS:                                           SEPTEMBER  30, 2001   DECEMBER 31, 2000
                                                                        -------------------   -----------------

12% First Priority Ship Mortgage Exchange Notes due 2005,
(the "Notes"). Interest on the Notes is payable
semi-annually on January 15 and July 15 of each year,
commencing January 15, 1999, at a rate of 12% per annum on
the accreted value. The Notes will mature on July 15, 2005
and will be redeemable, in whole or part, at the option of
the Company at any time on or after July 15, 2003.
                                                                              $100,000,000         $100,000,000

Less : Unamortized portion of bond discount                                    (2,958,367)          (3,402,652)

                                                                        -------------------   -----------------
Notes                                                                          $97,041,633          $96,597,348
                                                                        ===================   =================

The gross bond discount of $4,607,000 at date of issuance is amortized using the effective interest method over the life of the Notes (7 years). Amortization recorded in connection with this discount is included in interest expense amounted to $154,387 and $136,087 in the three-month periods ended September 30, 2001 and September 30 2000, respectively, and $444,284 and $391,623 in the nine month periods ended September 30, 2001 and September 30, 2000, respectively. The deferred financing costs amortized in connection with the debt issue, included in interest expense, was $170,035 in each of the three-month periods ended September 30, 2001 and 2000 and $510,105 in each of the nine month periods ended September 30, 2001 and 2000.

 Semiannual interest payments are made on the Notes on January 15 and July 15 of each year commencing on January 15, 1999. Cash interest payments are made to holders of the Notes based on the Accreted Value of the Notes as defined in the
Note Indenture.

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company's bonds are registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank PARI PASSU in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the Notes Indenture), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture as of September 30, 2001.


6.  RELATED PARTY TRANSACTIONS

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

The Company records the management fee paid to MMI in operating expenses. During the nine-month periods ended September 30, 2001 and 2000, respectively, the Company incurred management fees of $3,772,825 and $3,959,430 in connection with the aforementioned agreement. As of September 30, 2001, there is a payable to MMI which is reflected in Accrued liabilities, amounting to $752,598.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.


7.  SUBSEQUENT EVENTS

In October, the Company sold a vessel for a sale price of $4.05 million, net cash proceeds of which were placed in the Collateral account. The provision for the loss on sale was recorded in the period ended September 30, 2001 and amounted to $2.7 million. In November, the Company acquired a vessel for $4.2 million which was paid for from cash in Collateral.

ITEM 2:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
-------   ---------------------------------------------------------------
          RESULTS OF OPERATIONS FOR THE THREE AND NINE-MONTH PERIOD ENDED
          ---------------------------------------------------------------
          SEPTEMBER 30, 2001
          ------------------

GENERAL
-------


The Company is an international shipping company that owns and operates a fleet of dry bulk carriers, primarily Handysize (generally classified as being in the 20,000-49,000 dead-weight-ton range) drybulk carriers. As of September 30, 2001, the Company's fleet consisted of 18 vessels totalling 559,493 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels as of June 30, 1999, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., ("MMI"), the holder of 100% of the outstanding common stock of the Company. The Company has an accumulated deficit of approximately $51.9 million and a shareholder's deficit of approximately $27.8 million as of September 30, 2001. The Company has developed and is in the process of implementing a plan that includes the strategic sale of certain of its younger vessels, the proceeds from which will be used to purchase older vessels. Management believes it can operate the vessels acquired profitably over their remaining useful lives, enabling the Company to generate cash flows from its operations. In addition, the Company is in the process of securing a $7 million line of credit which is being currently negotiated.

The following benchmarks are used by the Company to measure revenues: (i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of 350-days utilization.

The following table sets forth certain statement of operations and other operating data for the Company.

                                                          Three-month      Three Month       Nine-month     Nine-month
                                                          -----------      -----------       ----------     -----------
                                                         Period ended      Period ended     Period ended   Period ended
                                                         -------------     ------------     ------------   ------------
                                                        September 30,     September 30,    September 30,   September 30,
                                                        --------------    --------------   --------------  -------------
                                                             2001              2000             2001            2000
                                                             ----              ----             ----            ----

          Net Revenue                                        $7,521,060        $9,085,781     $25,976,510      26,337,679
          Vessel Operating Expenses                         (4,310,353)       (4,891,069)    (14,133,121)    (14,263,139)
          Mangement Fees                                    (1,198,547)       (1,284,833)     (3,772,825)     (3,959,430)
          General and Administrative                          (177,096)       (1,028,518)       (927,645)     (1,613,149)
                                                        ---------------- ----------------- --------------- ---------------
          Earnings before Interest, Tax,
                Depreciation and Amortization               $1,835,064        $1,881,361      $7,142,919     $ 6,501,961
          (Adjusted EBITDA)
                                                        ================ ================= =============== ===============
          Average utilization                                     93.0%             93.7%           94.7%           95.3%

Adjusted EBITDA consists of net income prior to deductions for interest expense, income taxes, other income or expense net, depreciation and amortization, impairment write-downs and loss on sale-disposal of vessels. Adjusted EBITDA is not required by the accounting principles generally accepted in the United States of America, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity, nor is it comparable to similarly titled measurements of other companies.


RESULTS OF OPERATIONS FOR THREE-MONTH PERIOD ENDED  SEPTEMBER  30, 2001

NET REVENUE

Net revenue for the three-month period ended September 30, 2001 was $7.5 million compared to $9.1 million in the 2000 period. During the period, 91% of the Company's gross revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The period consisted of 1,730 ship-operating days. The fleet averaged an utilization rate of 93% during the period.

During the three-month period ended September 30, 2001, seven of the vessels in the fleet remained on their previously contracted long-term charters. Six other vessels in the fleet were on period charters extending upto one year. Five other vessels in the fleet performed a combination of spot trading and short-term charters. One of the Company's vessels is currently off-hire pending resolution of engine repairs.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $4.3 million for the three-month period ended September 30, 2001 compared to $4.9 million in the three-month period ended September 30, 2000. The quarter ended September 30, 2001 consisted of 1,730 ship-operating days compared to 1,773 ship-operating days during the corresponding period a year ago. The third quarter average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications, came to $2,492 per day compared to $2,759 per day during the comparable period a year ago.

MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the three-month period ended September 30, 2001 were $1.2 million compared to $1.3 million in the corresponding period ended September 30, 2000.

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries) and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

GENERAL AND ADMINISTRATIVE

General and Administrative expenses totalled $177,096 for the three-month period ended September 30, 2001 compared to $1,028,518 for the same period ended September 30, 2000. For the period ended September 30, 2001, these expenses included, among other things, legal and professional fees of $84,180 and advisory fees of $75,000.

DEPRECIATION AND AMORTIZATION

Total depreciation for the three-month period ended September 30, 2001 was $1,272,601 compared to $1,331,424 for the same period ended September 30, 2000. Vessel depreciation is calculated using a straight-line method based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of 30 months. During the three-month period ended September 30, 2001, total dry-docking costs incurred by the Company were $861,287 . These costs include $392,222 incurred by the Millenium Condor and $428,750 incurred by the Millenium Baltic. During the three- month period ended September 30,2001 total amortization of deferred vessel charges including deferred dry docking expenses were $325,422. For the comparable period ended September 30, 2000 total amortization of deferred vessel charges including deferred dry-docking expenses,were $300,847.

LOSS ON SALE

During the three-month period ended September 30, 2001, the Company sold two vessels for $5.1 million. The transactions also include a deferred note receivable from a buyer amounting to a total of $1.2 million. Net cash proceeds were deposited in the Collateral account. The sale of the two vessels resulted in a loss of $2.7 million. Subsequent to the period ended September 30, 2001, the Company sold a vessel incurring a loss of $2.7 million for which a provision was recorded.

INTEREST EXPENSE

For the three-month period ended September 30, 2001, the interest expense on the Company's long-term debt was $2,930,100, compared to $2,917,690 in the three-month period ended September 30, 2000. During the three-month ended September 30, 2001, interest earned on cash balances was $14,254, compared to $51,826 in the quarter ended September 30, 2000. Interest expense in the statement of operations for the quarter ended September 30, 2001 also includes amortization of $154,387 recorded in connection with the bond discount relating to the debt issue, and the amortization of $170,035 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the quarter ended September 30, 2000 were $136,087 and $170,035 respectively.

NET LOSS

Net loss for the three-month period ended September 30, 2001 was $8.4 million compared to a net loss of $3.2 million for the three-month period ended September 30, 2000. Earnings before interest, taxes, depreciation and amortization, and provision for impairment (adjusted EBITDA) for the quarter ended September 30, 2001 was $1.8 million compared to $1.9 million in the quarter ended September 30, 2000.


RESULTS OF OPERATIONS FOR NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 VS. SEPTEMBER 30, 2000

NET REVENUE

Net revenue for the nine-month period ended September 30, 2001 was $26.0 million compared to $26.3 million in the 2000 period. During the nine-month period ended September 30, 2001, 81% of the Company's gross revenues were earned from period time charters compared to 77% in the same 2000 period . The fleet averaged an utilization rate of 94.7% during the nine-month period ended September 30, 2001 compared to an utilization rate of 95.3% during the nine-month period ended September 30, 2000.

The nine-months ended September 30, 2001, began with the early annual redelivery of the Laker-type vessels, which are vessels which ply in the Great Lakes trade, from Fednav International ("Fednav"). As per terms of the charter contract, Fednav redelivers the five Laker-type vessels, the Millenium Osprey, Millenium Condor, Millenium Falcon, Millenium Hawk and Millenium Eagle, for three months during the Winter when the Great Lakes freeze. These vessels performed a substantial number of spot market voyages during this period in 2001. Fednav retook delivery of two of the Laker-type vessels once again in Spring. Fednav's charters on the other three vessels, Millenium Condor, Millenium Falcon and Millenium Eagle ended and these vessels were placed on period charters with other charterers.
During the nine-month period ended September 30, 2001, seven of the vessels in the fleet remained on their long-term charters. Six other vessels in the fleet were on period charters extending upto one year. Five other vessels in the fleet performed a combination of spot trading and short-term charters. The vessel Adamas is currently off-hire pending resolution of engine repairs.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $14.1 million for the nine-month period ended September 30, 2001, compared to $14.3 million in comparable nine-month period ended September 30, 2000. The period ended September 30, 2001 consisted of 5,369 ship-operating days compared to 5,413 ship-operating days during the corresponding period a year ago. The average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,632 per day for the nine-month period ended September 30, 2001 compared to $2,635 per day during the comparable period a year ago.
MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the nine-month period ended September 30, 2001 were $3.8 million, compared to $4.0 million in the corresponding period ended September 30, 2000. For a detailed description of the type of services provided under the management agreement, see the discussion section for the three-month period ended September 30, 2001.

GENERAL AND ADMINISTRATIVE

General and Administrative expenses totalled $927,645 for the nine-month period ended September 30, 2001 compared to $1,613,149 in the same period ended September 30, 2000. For the period ended September 30, 2001, these expenses included, among other things, legal and professional fees of $652,836 and advisory fees of $225,000.

DEPRECIATION AND AMORTIZATION

Total depreciation for the nine-month period ended September 30, 2001 was $3,752,212 compared to $4,052,203 for the same period ended September 30, 2000. Vessel depreciation is calculated using a straight-line method based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of 30 months. During the nine-month period ended September 30, 2001, total dry-docking costs incurred by the Company were $1,933,527 million. These costs included $117,020 incurred by the Millenium Majestic, $140,763 incurred by the Millenium Osprey, $474,766 incurred by the Millenium Falcon, $380,000 incurred during the acquisition of the Millenium Eagle, $392,228 incurred by the Millenium Condor, and $428,750 incurred by the Millenium Baltic. For the period ended September 30, 2001, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $871,058. For the comparable period ended September 30, 2000, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $767,955.

LOSS ON SALE

During the nine-month period ended September 30, 2001, the Company sold seven vessels for an aggregate gross sales price of $18.6 million. The transactions also include deferred notes receivable amounting to a total of $2.1 million. Net cash proceeds were deposited in the Collateral account. The sale of the seven vessels resulted in a loss of $4 million. Subsequent to the period ended September 30, 2001, the Company sold a vessel incuring a loss of $2.7 million for which a provision was recorded.

INTEREST EXPENSE

For the nine-month period ended September 30, 2001, the interest expense on the Company's long-term debt was $8,778,490, compared to $8,741,480 in the nine-month period ended September 30, 2000. Interest expense in the statement of operations for the nine-month period ended September 30, 2001 also includes amortization of $444,284 recorded in connection with the bond discount relating to the debt issue, and the amortization of $510,105 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the period ended September 30, 2000 were $391,623 and $510,105 respectively. During the nine-month ended September 30, 2001, interest earned on cash balances was $89,970, compared to $162,011 in the period ended September 30, 2000.

NET LOSS

Net loss for the nine-month period ended September 30, 2001 was $13.9 million compared to $8.1 million in the same nine-month period ended September 30, 2000. Earnings before interest, taxes, depreciation and amortization, and provision for impairment (adjusted EBITDA) for the nine-months ended September 30, 2001 were $7.1 million compared to $6.5 million in the same period ended September 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a holding company. As of September 30, 2001, it owns all of the issued and outstanding shares of its Vessel Owning Subsidiaries. As of September 30, 2001, the Company's cash position consisted of $298,003 in unrestricted cash and cash equivalents. Restricted cash of $6.1 million includes net proceeds in the collateral account (formerly Escrow) realized from vessel sale and purchase transactions. Restricted cash also includes other deposits made toward contingencies and vessel upgrades.

OPERATING ACTIVITIES

Net cash flows used in operations for the nine-month period ended September 30, 2001were $1.7 million compared to cash used in operations for the nine-month period ended September 30, 2000 of $6.1 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also continues to have well established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

INVESTING ACTIVITIES

During the nine month period ended September 30, 2001, the Company sold seven vessels for an aggregate price of $18.6 million consisting of cash received of $16.5 million and notes receivable of $2.1 million. Net cash proceeds are placed in the Collateral account (formerly Escrow). During the period, the Company also purchased four vessels for a gross purchase price of $12.8 million which was partly paid for out of cash in Collateral and by notes payable of $159,934. The Company also placed a deposit of $420,000 on a vessel to be acquired. This vessel was acquired for $4.2 million subsequent to the period ended September 30, 2001. Subsequent to the period ended September 30, 2001, the Company sold a vessel for a sale price of $4.05 million.

The Company perceives market conditions for the drybulk shipping sector have deteriorated and this would negatively impact its revenues. However, the Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company continues to change the fleet profile through sale and purchase of vessels and this will be partly assisted by its ability to raise capital through either borrowing activities or from cash generated from operations, or both. The Company is also negotiating a $7 million line of credit with a potential lender. The Company intends to seek consent from the Note holder(s) prior to agreement of terms and conditions.

FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the period ended September 30, 2001, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

The Company does not believe that inflation has had a material impact on its operations during the periods presented, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers and the majority of the Company's vessels are on period time charters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's outstanding debt bears a fixed interest rate and therefore the Company is not susceptible to interest rate fluctuations. In addition, all of the Company's revenues and expenses are denominated in United States dollars, except for 5% of its expenses which are denominated primarily in Greek drachmae, and therefore the Company believes it is not susceptible to foreign exchange fluctuations.


PART II  OTHER INFORMATION
-------  -----------------


ITEM 1.  LEGAL PROCEEDINGS
-------  -----------------

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.


ITEM 2.  CHANGES IN SECURITIES
-------  ---------------------

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
-------  -------------------------------

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------  ---------------------------------------------------

         None.

ITEM 5.  OTHER INFORMATION
-------  -----------------

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K
-------  --------------------------------

                  a.       Exhibits
                           None

                  b.       Reports on Form 6-K
                           None

SIGNATURES
----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           MILLENIUM SEACARRIERS, INC.

                           By: /s/ Vassilios M. Livanos
                               ----------------------------
                           Name:   Vassilios M. Livanos
                           Title:  Chairman


Dated:    November 15, 2001